Exhibit 99.1

EARNINGS RELEASE 2Q23

RESPONSE SEGMENT

BRL million	2Q23	2Q22	Chg.	1Q23*	Chg.	6M23*	6M22	Chg.
GROSS REVENUE	660.4	363.3	81.8%	627.1	5.3%	1,287.5	713.7	80.4%
DEDUCTIONS	-48.3	-30.7	57.3%	-30.9	56.3%	-79.2	-59.2	33.8%
NET REVENUE	612.1	332.6	84.0%	596.3	2.7%	1,208.3	654.5	84.6%
COST OF SERVICES PROVIDED	-454.1	-243.6	86.5%	-452.1	0.4%	-906.3	-472.6	91.8%
GROSS PROFIT	157.9	89.1	77.4%	144.1	9.6%	302.1	182.0	66.0%
GROSS MARGIN	25.8%	26.8%	-1.0 p.p.	24.2%	1.6 p.p.	25.0%	27.8%	-2.8 p.p.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	-7.6	-6.5	17.5%	-5.1	49.4%	-12.7	-14.0	-9.7%

GROSS REVENUE

RESPONSE
COMPOSITION OF GROSS REVENUE R$ million	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
GROSS REVENUE	215.2	262.4	281.5	350.4	363.3	431.8	667.8	627.1	660.4
Brazil	70.1	82.2	77.1	112.5	122.8	159.4	202.5	208.7	244.5
International	145.1	180.2	204.4	237.9	240.6	272.4	465.3	418.4	415.9
Latam (ex Brazil)	36.9	47.7	50.1	57.9	58.7	44.1	50.3	55.8	54.3
Europe	42.4	50.1	48.1	47.8	50.5	51.8	64.7	56.1	46.0
North America	65.8	82.4	106.2	132.2	131.3	176.5	350.3	306.5	315.5

Our operations had revenue variations as expected. Gross revenue reached R$660 million in 2Q23, 81.8% higher than 2Q22 and up by 5.3% compared to 1Q23.

BRAZIL

COMPOSITION OF GROSS REVENUE R$ million	2Q23	2Q22	Chg. 2Q23 x 2Q22	1Q23	Chg. 2Q23 x 1Q23	6M23	6M22	Chg. 6M23 x 6M22
RESPONSE
GROSS REVENUES	660.4	363.3	81.8%	627.1	5.3%	1,287.5	713.7	80.4%
Brazil	244.5	122.8	99.1%	208.7	17.1%	453.2	235.3	92.6%
Subscriptions Brazil	39.6	33.7	17.3%	38.2	3.6%	77.8	67.5	15.3%
Services Brazil	204.9	89.0	130.1%	170.5	20.2%	375.5	167.8	123.7%

Attended Services		2Q22	3Q22	4Q22	1Q23	2Q23	Chg. 2Q23 x 2Q22
Brazil	Gross Revenue (BRL Million)	89.0	123.5	165.5	170.5	204.9	130.1%
	Number of Services Provided	1,853	2,435	2,594	2,727	3,075	65.9%
	Average Ticket (BRL Thousand)	48.1	50.7	63.8	62.5	66.6	38.7%

•	Gross Revenue in Brazil grew in all comparisons, mainly driven by the provision of scheduled industrial services and emergencies in the road and rail sectors.
•	The average ticket rose YoY and QoQ reflecting higher complexity of attended services.
•	This result is the result of integration and cross-selling between the business areas.

LATAM

COMPOSITION OF GROSS REVENUE R$ million	2Q23	2Q22	Chg. 2Q23 x 2Q22	1Q23	Chg. 2Q23 x 1Q23	6M23	6M22	Chg. 6M23 x 6M22
RESPONSE
GROSS REVENUES	660.4	363.3	81.8%	627.1	5.3%	1,287.5	713.7	80.4%
International	415.9	240.6	72.9%	418.4	-0.6%	834.3	478.4	74.4%
Latam (ex-Brazil)	54.3	58.7	-7.5%	55.8	-2.6%	110.1	116.6	-5.5%
Subscriptions Latam	34.6	34.4	0.5%	36.1	-4.1%	70.7	65.6	7.7%
Services Latam	19.7	24.3	-18.7%	19.7	0.1%	39.5	51.0	-22.6%

Attended Services		2Q22	3Q22	4Q22	1Q23	2Q23	Chg. 2Q23 x 2Q22
Latam (Ex Brazil)	Gross Revenue (BRL Million)	24.3	9.6	14.8	19.7	19.7	-18.7%
	Number of Services Served	82	80	104	95	90	9.8%
	Average Ticket (BRL Thousand)	296.4	119.6	142.3	207.6	219.4	-26.0%

•	Latam gross revenue had a negative exchange rate impact between 1Q23 vs. 2Q23, due to the 3.4% appreciation of the Real against the Chilean Peso. On a Local currency view, Revenues showed slight growth.
•	In Latin America, we had a YoY retraction due to exchange variation, and an oil spill response in the region during 1H22.

EUROPE

COMPOSITION OF GROSS REVENUE R$ million	2Q23	2Q22	Chg. 2Q23 x 2Q22	1Q23	Chg. 2Q23 x 1Q23	6M23	6M22	Chg. 6M23 x 6M22
RESPONSE
GROSS REVENUES	660.4	363.3	81.8%	627.1	5.3%	1,287.5	713.7	80.4%
International	415.9	240.6	72.9%	418.4	-0.6%	834.3	478.4	74.4%
Europe	46.0	50.5	-8.9%	56.1	-17.9%	102.1	98.3	3.9%
Subscriptions Europe	4.6	3.8	20.5%	4.8	-4.9%	9.4	7.4	27.1%
Services Europe	41.5	46.7	-11.3%	51.3	-19.1%	92.7	90.9	2.0%

Attended Services		2Q22	3Q22	4Q22	1Q23	2Q23	Chg. 2Q23 x 2Q22
Europe	Gross Revenue (BRL Million)	46.7	48.1	60.0	51.3	41.5	-11.3%
	Number of Services Served	5,874	5,922	5,974	5,947	5,798	-1.3%
	Average Ticket (BRL Thousand)	8.0	8.1	10.0	8.6	7.2	-10.1%

•	In Europe, we had a quarterly drop in revenue, due to a lower industrial demand.
•	In addition, the Real appreciated against the basket of currencies in the European countries where we operate.

NORTH AMERICA

COMPOSITION OF GROSS REVENUE R$ million	2Q23	2Q22	Chg. 2Q23 x 2Q22	1Q23	Chg. 2Q23 x 1Q23	6M23	6M22	Chg. 6M23 x 6M22
RESPONSE
GROSS REVENUES	660.4	363.3	81.8%	627.1	5.3%	1,287.5	713.7	80.4%
International	415.9	240.6	72.9%	418.4	-0.6%	834.3	478.4	74.4%
North America	315.5	131.3	140.2%	306.5	2.9%	622.0	263.5	136.0%

Attended Services		2Q22	3Q22	4Q22	1Q23	2Q23	Chg. 2Q23 x 2Q22
North America	Gross Revenue (BRL Million)	131.3	176.5	350.3	306.5	315.5	140.2%
	Number of Services Served	2,597	2,991	3,117	3,228	3,660	40.9%
	Average Ticket (BRL Thousand)	50.6	59.0	112.4	95.0	86.2	70.5%

•	North America ex-WOB operations continue their growth trajectory. In the comparison with 2Q22, the growth was 140.2%.
•	Continuing the process of integrating operations in North America, Witt O’Brien’s now brings together all the L1 and L2 US operations. So, we consolidate WOB into the North America revenue line. We continue to cross-sell L3 from leads generated by L1.
•	Standing out in Canada was its performance in the Oil and Gas market, in addition to fire response, maintenance and cleaning of silos in the agricultural market.

NET REVENUE

R$ million	2Q23	2Q22	Chg.	1Q23	Chg.	6M23	6M22	Chg.
Gross Revenues	660.4	363.3	81.8%	627.1	5.3%	1,287.5	713.7	80.4%
Deductions	-48.3	-30.7	57.3%	-30.9	56.3%	-79.2	-59.2	33.8%
Net Revenues	612.1	332.6	84.0%	596.3	2.7%	1,208.3	654.5	84.6%
% Deductions / Gross Revenues	-7.3%	-8.5%	1.1 p.p.	-4.9%	-2.4 p.p.	-6.1%	-8.3%	2.1 p.p.

•	The variation in net revenue accompanied the evolution of gross revenue by geography, and the revenue deductions for each region. There was no significant change in the tax structure of each market, with higher deductions in the Brazilian market than in the international market.

COST OF PRODUCTS/SERVICES (CASH)

RESPONSE
COST OF SERVICES R$ million	2Q23	2Q22	Chg.	1Q23	Chg.	6M23	6M22	Chg.
Personnel	253.4	120.2	110.9%	237.6	6.6%	491.0	238.2	106.2%
Third parties	92.2	49.5	86.1%	88.8	3.8%	181.0	96.4	87.8%
Maintenance	24.7	8.1	207.1%	19.8	24.6%	44.6	14.7	203.2%
Travel	19.2	4.6	313.3%	17.2	11.7%	36.4	9.2	293.6%
Freight	0.8	1.2	-32.1%	1.5	-45.6%	2.2	2.3	-2.6%
Rentals	11.7	9.5	23.2%	10.7	9.4%	22.4	19.1	17.2%
Fuel	12.8	18.7	-31.7%	12.6	1.6%	25.3	30.9	-17.9%
Materials	5.2	3.5	46.3%	7.9	-35.1%	13.1	6.8	93.2%
Telecommunications	2.9	0.6	406.5%	3.7	-22.7%	6.6	1.2	439.0%
Marketing	5.3	0.7	656.4%	3.1	71.5%	8.4	1.2	583.0%
Taxes	4.2	6.2	-32.3%	10.8	-61.1%	15.1	15.6	-3.3%
Others	21.9	20.8	5.3%	38.4	-43.0%	60.2	37.0	62.6%
TOTAL	454.1	243.6	86.5%	452.1	0.4%	906.3	472.6	91.8%

RESPONSE
COST OF SERVICES R$ million	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Net Revenue	190.3	233.4	255.6	321.9	332.6	398.1	632.3	596.3	612.1
Personnel	73.0	91.3	96.4	118.0	120.2	137.7	271.5	237.6	253.4
Third parties	19.8	28.8	27.7	46.8	49.5	45.1	69.0	88.8	92.2
Maintenance	8.6	4.5	6.2	6.6	8.1	15.5	27.8	19.8	24.7
Travel	2.4	3.8	4.3	4.6	4.6	6.7	17.2	17.2	19.2
Freight	0.6	0.8	0.9	1.1	1.2	1.3	13.4	1.5	0.8
Rentals	7.3	7.2	7.1	9.6	9.5	3.3	8.6	10.7	11.7
Fuel	5.4	6.6	9.0	12.2	18.7	19.8	7.5	12.6	12.8
Materials	2.3	3.2	3.5	3.3	3.5	10.4	5.2	7.9	5.2
Telecommunications	0.4	0.5	0.7	0.7	0.6	1.0	4.2	3.7	2.9
Marketing	0.9	0.3	1.5	0.5	0.7	5.5	4.1	3.1	5.3
Taxes	2.1	3.6	3.7	9.3	6.2	5.9	-1.3	10.8	4.2
Others	9.2	9.0	14.4	16.3	20.8	30.5	27.0	38.4	21.9
Total	132.1	159.4	175.3	229.0	243.6	282.8	454.2	452.1	454.1

Percentage of Net Revenue

RESPONSE
COST OF SERVICES R$ million	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Net Revenue	190.3	233.4	255.6	321.9	332.6	398.1	632.3	596.3	612.1
Personnel	38.3%	39.1%	37.7%	36.7%	36.1%	34.6%	42.9%	39.9%	41.4%
Third parties	10.4%	12.4%	10.9%	14.5%	14.9%	11.3%	10.9%	14.9%	15.1%
Maintenance	4.5%	1.9%	2.4%	2.1%	2.4%	3.9%	4.4%	3.3%	4.0%
Travel	1.3%	1.6%	1.7%	1.4%	1.4%	1.7%	2.7%	2.9%	3.1%
Freight	0.3%	0.3%	0.3%	0.4%	0.3%	0.3%	2.1%	0.2%	0.1%
Rentals	3.9%	3.1%	2.8%	3.0%	2.9%	0.8%	1.4%	1.8%	1.9%
Fuel	2.8%	2.8%	3.5%	3.8%	5.6%	5.0%	1.2%	2.1%	2.1%
Materials	1.2%	1.3%	1.4%	1.0%	1.1%	2.6%	0.8%	1.3%	0.8%
Telecommunications	0.2%	0.2%	0.3%	0.2%	0.2%	0.3%	0.7%	0.6%	0.5%
Marketing	0.5%	0.1%	0.6%	0.2%	0.2%	1.4%	0.6%	0.5%	0.9%
Taxes	1.1%	1.5%	1.4%	2.9%	1.9%	1.5%	-0.2%	1.8%	0.7%
Others	4.8%	3.9%	5.6%	5.1%	6.2%	7.7%	4.3%	6.4%	3.6%
Total	69.4%	68.3%	68.6%	71.1%	73.2%	71.0%	71.8%	75.8%	74.2%
Gross Margin	30.6%	31.7%	31.4%	28.9%	26.8%	29.0%	28.2%	24.2%	25.8%

Costs remained stable as a percentage of revenue when comparing 2Q23 vs. 1Q23, reflecting the company's business mix. There were no highlights in the composition of costs in this quarter. The largest cost components – Personnel, Third Parties, Maintenance, Fuel and Travel – represented more than 85% of total costs.

GROSS PROFIT

Gross profit grew over 2Q22. Gross margin for 2Q23 reached 25.8%, a result of 1.0 pp. lower than 2Q22 and up by 1.6 pp. compared to 1Q23. The improvement in gross margin in relation to 1Q23, is due to better performance in Brazil and Canada.

CAPEX RESPONSE

In 2Q23, addition of Fixed Assets was R$41.9 million. In Response, we invested in Latin America in the new training camp in Chile and in the acquisition of equipment to be used in outsourcing contracts.

Additions to Fixed Assets R$ million	2Q23	2Q22	Chg. 2Q23 x 2Q22	1Q23	Chg. 2Q23 x 1Q23	6M23	6M22	Chg. 6M23 x 6M22
Response	41.9	26.1	61.0%	69.0	-39.2%	110.9	90.9	22.1%
(+) Brazil	11.6	8.9	29.4%	43.8	-73.6%	55.4	58.8	-5.7%
(+) LATAM (ex-Brazil)	19.8	1.9	933.4%	1.1	1662.9%	20.9	2.0	967.3%
(+) Europe	1.8	0.5	261.6%	1.8	-0.5%	3.7	3.7	0.3%
(+) North America	8.7	14.7	-40.4%	22.2	-60.6%	30.9	26.4	16.9%

Additions to Fixed Assets R$ million	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Response	20.8	46.2	12.9	64.8	26.1	69.9	72.5	69.0	41.9
(+) Brazil	16.4	32.5	7.1	49.9	8.9	52.3	37.9	43.8	11.6
(+) LATAM (ex-Brazil)	0.7	2.0	2.1	0.0	1.9	0.7	4.0	1.1	19.8
(+) Europe	0.1	2.6	2.8	3.2	0.5	2.4	2.1	1.8	1.8
(+) North America	3.7	9.2	0.9	11.8	14.7	14.4	28.5	22.2	8.7

	1Q23		2Q23
Expansion and Maintenance Capex	Capex (R$ Million)	% Group Revenue	Capex (R$ Million)	% Group Revenue
Service Expansion	66.0	5.8%	76.3	6.3%
RESPONSE	38.0	3.3%	24.3	2.0%
Response Brazil	25.6	2.2%	6.3	0.5%
Response Latam (Ex. Brazil)	0.6	0.1%	18.0	1.5%
Response Europe	0.3	0.0%	0.0	0.0%
Response North America	11.5	1.0%	0.0	0.0%
Service Maintenance	68.4	6.0%	59.6	4.9%
RESPONSE	31.1	2.7%	17.7	1.5%
Response Brazil	18.3	1.6%	5.3	0.4%
Response Latam (Ex. Brazil)	0.5	0.0%	1.8	0.2%
Response Europe	1.6	0.1%	1.8	0.2%
Response North America	10.7	0.9%	8.7	0.7%